SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒       Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press release dated March 18, 2020;
-	Press release dated March 18, 2020;
-	Press release dated March 19, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: March 31, 2020

Eni, COVID-19 update: 2020 Share buyback proposal withdrawn, 2020 and 2021 business plan under revision.

Rome, 18 March 2020 – In light of recent market developments due to the spread of the COVID-19 pandemic and the recent decisions taken by OPEC+, Eni’s board of Directors met today and resolved:

-to update the commodities scenario for the years 2020 and 2021, downgrading the forecasts on the Brent price to 40-45 dollars in 2020 and 50-55 dollars in 2021;

-to withdraw the proposal to authorise the purchase of treasury shares at the Shareholder Meeting of 13 May 2020, with a total amount of €400 million in 2020. The proposal will be reconsidered when the Brent price for the referenced year, which is the benchmark for decisions relating to the buyback plan activation, is at least equal to 60$/barrel.

In addition, Eni’s CEO, Claudio Descalzi, informed the Board of Directors of the ongoing revision of the company’s planned activities for 2020-2021, following recent market developments. Details of the revised plan will be shared with the market and set out at Q1 results on 24 April 2020.

Eni’s CEO commented: “Following the recent fall in commodities prices and operational constraints caused by the COVID-19 pandemic, Eni promptly started reviewing its planned activities. This revision will consider a strong reduction in the Capex and expected costs to levels that are consistent with the new price scenario. We will maintain the highest standards of safety at work, which have been raised due to current circumstances. Eni’s priorities at the moment are safeguarding the health of our people and the communities we operate in, as well as our robust balance sheet and the dividend”.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Board of Directors proposes to submit a new 2020-2022 Long Term Incentive Plan to the Shareholders' Meeting

Rome, 18 March 2020 – Today, Eni’s Board of Directors will propose at the Annual Shareholders’ Meeting, to be held on May 13, 2020 - amongst other items, a resolution to approve the 2019 financial statements and allocation of net profit (proposal to distribute a dividend of € 0.86 per share, of which € 0.43 already distributed in September 2019 and the remaining balance of € 0.43 to be paid on May 20, 2020 with the ex-dividend date on May 18, 2020) and to appoint corporate bodies - the new long term incentive plan 2020-2022 (the “Plan”), disposal of Eni’s treasury shares to serve the plan and the Report on remuneration policy and remuneration paid.

In particular, the Plan could determine the disposal of Eni’s treasury shares - coming from purchases made in the implementation of plans to repurchase own shares previously approved by the Company - up to a maximum of 20 million shares. More information about the plan beneficiaries, the specific conditions and purpose of the Plan will be published in the information document, pursuant to art. 114-bis of the Legislative Decree. 24th February 1998, No. 58, (“Consolidated Law on Finance”), which will be published within the legal deadlines, with the Report of the Board of Directors on the items on the Agenda of the Shareholders’ Meeting.

The Report on remuneration policy and the compensation paid which has been prepared in accordance to article 123-ter of Italian Consolidated Law on Finance and approved by the Board of Directors in today’s meeting will be available to the public, in accordance with the time limits and procedures required by law. It will also be available on the Company’s website.

The Company will also communicate in the notice of the Shareholders’ Meeting, which will be published in accordance with the law, the methods of conducting the Shareholders' Meeting in accordance with the legal provisions of the Law Decree of 17 March 2020, no. 18, which contains "Measures to strengthen the National Health Service and economic support for families, workers and businesses connected to the epidemiological emergency from COVID-19".

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni CEO Claudio Descalzi buys 29,300 Company’s shares

San Donato Milanese (Milan), 19 March 2020 – Eni CEO Claudio Descalzi today bought 29,300 Eni S.p.A.’s shares for a total amount of about € 200,000.

Eni CEO commented: “Eni’s balance sheet is very robust and we have excellent growth and value creation prospects from an industrial point of view. We have passed through other crises and successfully turned them into an opportunity to become more efficient. We will do it again. I strongly believe in the transformation path we are following and will continue to follow, while safeguarding our people and the communities where we operate as a priority”.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com